Exhibit 99.1

Sterlite Industries (India) Limited 75 Nehru Road, Vile Parle (East) Mumbai 400099, INDIA Tel: +91 (0) 22 6646 1000 Fax: +91 (0) 22 6646 1451 www.sterlite-industries.com
30 June 2010
Sterlite Announces Successful Boiler Light-up
Of First 600 MW Unit of its 2400MW Power Plant at Jharsuguda, Orissa
Mumbai, India: Sterlite Industries (India) Limited (“Sterlite”) today announced that its wholly owned subsidiary Sterlite Energy Limited has successfully lighted the boiler for the first unit of 600 MW (the “First Unit”) of the 2,400 MW (600 MW *4) thermal Independent Power Plant in Jharsuguda, Orissa. Following the boiler light up, commercial operation is expected to commence in September 2010. This is the first 600 MW power unit in the private sector in India.
For further information, please contact:

Ashwin Bajaj Vice President — Investor Relations Sterlite Industries (India) Limited	sterliteinvestorrelations@vedanta.co.in Tel: +91 22 6646 1531

Sheetal Khanduja AGM — Investor Relations Sterlite Industries (India) Limited	sterliteinvestorrelations@vedanta.co.in Tel: +91 22 6646 1531
About Sterlite Industries
Sterlite Industries is India’s largest non-ferrous metals and mining company with interests and operations in aluminium, copper, zinc and lead and power. It is a subsidiary of Vedanta Resources plc, a London-based diversified FTSE 100 metals and mining group. Sterlite Industries’ main operating subsidiaries are Hindustan Zinc Limited for its zinc and lead operations; Copper Mines of Tasmania Pty Limited for its copper operations in Australia; and Bharat Aluminium Company Limited for its aluminium operations. The company operates its own copper operations in India. The company has entered the commercial energy generation business and is in the process of setting up a 2,400MW independent power plant through its wholly owned subsidiary, Sterlite Energy Limited. Sterlite Industries is listed on the Bombay Stock Exchange and National Stock Exchange in India and the New York Stock Exchange in the United States. For more information, please visit www.sterlite-industries.com.
Disclaimer
This press release contains “forward-looking statements” — that is, statements related to future, not past, events. In this context, forward-looking statements often address our expected future business and financial performance, and often contain words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “should” or “will.” Forward-looking statements by their nature address matters that are, to different degrees, uncertain. For us, uncertainties arise from the behaviour of financial and metals markets including the London Metal Exchange, fluctuations in interest and or exchange rates and metal prices; from future integration of acquired businesses; and from numerous other matters. of national, regional and global scale, including those of a political, economic, business, competitive or regulatory nature. These uncertainties may cause our actual future results to be materially different that those expressed in our forward-looking statements. We do not undertake to update our forward-looking statements.